                                                                  EXHIBIT (a)(1)

June 6, 2003

[Name and Address]

Dear [Name],

         Unfortunately, the Core Molding Technologies, Inc. stock options granted to you for your significant contributions to the company have not reached the substantial value expected of them. However, a unique opportunity has presented itself that may allow you to realize some value from these options.

         Core Molding Technologies, Inc. is offering to acquire all of your currently outstanding stock options to purchase shares of the company's common stock and, in return, grant to you new stock options for 95% of the number of shares covered by your existing stock options. The exercise price for the new stock options will be equal to the greater of $1.70 per share or the market price of the company's common stock at the time of the grant. This offer is being made to you on the terms and conditions set forth in the accompanying Offer To Acquire All Outstanding Stock Options For New Stock Options and Letter of Transmittal.

         YOU SHOULD CAREFULLY READ ALL OF THE ENCLOSED MATERIALS, HOWEVER, AS THERE IS THE RISK THAT YOU MAY NOT RECEIVE ANYTHING IN RETURN FOR YOUR OLD OPTIONS. In order to receive the new options, you must remain an employee or director of the company for the period prior to the date on which the new options are granted. If your employment or directorship is terminated prior to the date on which the new options are granted, you will lose your right to receive a grant of new options and will receive nothing in return for your old options.

         The new options will not be granted until six months have passed from the date of the expiration of the offer. This delay is a key component of the offer and is what allows us to make this offer to you. YOU WILL BE SUBJECT, HOWEVER, TO THE RISK THAT THE MARKET PRICE FOR THE COMPANY'S COMMON STOCK WILL BE HIGHER SIX MONTHS FROM NOW THAN THE EXERCISE PRICE ASSOCIATED WITH YOUR CURRENT STOCK OPTIONS.

         Your outstanding options eligible for tender in the offer are listed by grant date on the Schedule A attached to this letter. If you wish to participate in the offer, please complete, sign and return, prior to the expiration of the offer, the Letter of Transmittal included in the enclosed materials, along with the option agreements evidencing the options being tendered, to:

                               Herman F. Dick, Jr.
                         Core Molding Technologies, Inc.
                              800 Manor Park Drive
                              Columbus, Ohio 43228

         Please note that your participation in the offer is completely voluntary. We suggest that before you make your decision, you consult with your own legal, financial and accounting advisors as to the consequences of tendering your options in the offer.

         If you have any questions concerning the offer, please contact Herman
F. Dick, Jr. at (614) 870-5000.

                                     Very truly yours,

                                     James L. Simonton,
                                     President and Chief Executive Officer